As filed with the Securities and Exchange Commission on  October 29, 1999

                                                  Registration No. 811-_________




                                  FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES


         Pursuant to Section 8(b) of the Investment Company Act of 1940

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                 CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
                 ----------------------------------------------
                        (Name of Unit Investment Trust)


                    CANADA LIFE INSURANCE COMPANY OF AMERICA
                    ----------------------------------------
                              (Name of Depositor)



                           6201 Powers Ferry Road, NW
                             Atlanta, Georgia 30339
                             ----------------------
                  (Address of Principal Office of Registrant)




 Issuer of periodic payment plan certificates only for purposes of information provided herein.



                               Page 1 of 33 Pages


                                       I.

                     ORGANIZATIONAL AND GENERAL INFORMATION

1.       (a)     Furnish name of the trust and the Internal Revenue Service
                 Employer Identification Number.

                          Canada Life of America Variable Life Account 1 (the "Variable Account")

                          The Variable Account has no Internal Revenue Service Employer Identification Number.

         (b) Furnish title of each class or series of securities issued by the trust.

                          Individual flexible premium variable life insurance policy (the "Policy").

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification number of each depositor of the trust.

                          Canada Life Insurance Company of America ("Canada Life" or the "Company")
                          6201 Powers Ferry Road, NW
                          Atlanta, Georgia 30339

                          Internal Revenue Service Employer
                          Identification Number: 38-2816473

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                          The Company will hold in its own custody all of the securities of the Variable Account.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                          Distribution of the Policy has not commenced. When distribution commences, the principal underwriter will be Canada Life of America Financial Services, Inc. ("CLAFS"), a wholly-owned subsidiary of Canada Life.

                          Internal Revenue Service Employer
                          Identification Number: 31-1261806

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                          Michigan.

6.       (a)     Furnish the dates of execution and termination of any
                 indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                          Canada Life established the Variable Account as a separate investment account under Michigan law on July 22, 1988.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                          Canada Life intends to act as its own custodian for the safekeeping of the trust's assets.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                          The Variable Account's name has never been changed.

8.       State the date on which the fiscal year of the trust ends.

                          The fiscal year of the Variable Account ends on December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                 There are no pending legal proceedings commenced by, or known to be contemplated by, a government authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies to which the Variable Account, the depositor or the principal underwriter is a party to or to which the assets of the Variable Account is subject.


                                      II.

                        GENERAL DESCRIPTION OF THE TRUST
                          AND SECURITIES OF THE TRUST


General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)     Whether the securities are of the registered or bearer type.

                          The Policy to be issued is of the registered type insofar as the Policy is personal to the owner of the Policy ("Policyowner") and the records concerning the Policyowner are maintained by or on behalf of Canada Life.

         (b) Whether the securities are of the cumulative or distributive type.

                          The Policy is of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the policy value and death benefits under a Policy at any time.

         (c) The rights of security holders with respect to withdrawal or redemption.

                          Incorporated herein by reference to the prospectus proposed to be filed November, 1999, (the "Prospectus") as part of a registration statement on Form S-6 under the Securities Act of 1933 accompanying this form N-8B-2 (the "Registration Statement") describing the Policy, specifically, the sections entitled "Summary," "The Policy - Right to Examine Provision," "The Policy - Surrender," "The Policy - Partial Withdrawal," "Charges and Deductions
                          - Surrender Charge," "Charges and Deductions -Partial Withdrawal Charges," and "Policy Termination and Reinstatement."

         (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                          Incorporated herein by reference to the sections of the Prospectus entitled "Summary," "The Policy - Conversion Privilege," "The Policy- Partial Withdrawal," "Policy Termination and Reinstatement," "The Policy - Delay of Payments," "Transfers - Transfer Privilege," "Transfer - Dollar Cost Averaging," "Transfers - Account Rebalancing," "Charges and Deductions - Partial Withdrawal Costs" "Charges and Deductions - Transfer Charges," "Information About the Fixed Account," and "Policy Loans."

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults or defaults by security holders in making principal payments, and with respect to reinstatement.

                          Incorporated herein by reference to the section of the Prospectus entitled "Policy Termination and Reinstatement."

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                          Incorporated herein by reference to the section of the Prospectus entitled "Voting Rights."

         (g) Whether security holders must be given notice of any change in:

                 (1)      the composition of the assets of the trust.

                 (2) the terms and conditions of the securities issued by the trust.

                 (3) the provisions of any indenture or agreement of the trust.

                 (4)      the identity of the depositor, trustee or custodian.

                          Incorporated herein by reference to the section of the Prospectus entitled "Other Policy Provisions - Modification" and "Deletion or Substitution of Investments."

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                 (1)      the composition of the assets of the trust.

                 (2) the terms and conditions of the securities issued by the trust.

                 (3) the provisions of any indenture or agreement of the trust.

                 (4)      the identity of the depositor, trustee or custodian.

                          Incorporated herein by reference to the Prospectus section entitled "Other Policy Provisions - Modification" and "Deletion or Substitution of Investments."

         (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                          Incorporated herein by reference to the Prospectus the sections entitled "The Policy," "Other Policy Provisions," "Further Information," "Distribution" and "Federal Tax Status."

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

                          Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Funds."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)     Name of company.

         (b)     Name and principal business address of depositor.

         (c)     Name and principal business address of trustee or custodian.

         (d)     Name and principal business address of principal underwriter.

         (e) The period during which the securities of such company have been the underlying securities.

                          Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Funds."

Information Concerning Load, Fees, Charges and Expenses

13.      (a)     Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                          (A) the nature of such load, fee, expense or charge;

                          (B)     the amount thereof;

                          (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                          (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                          Incorporated herein by reference to the section of the Prospectus entitled "Summary," "Summary - What Are the Expenses And Fees Of the Funds?" and "The Policy - Charges and Deductions."

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                          See Item 13(a).

         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

                          See Item 13(a).

         (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                          See Item 13(a).

         (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                          Not applicable.

         (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in Items 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe ties or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                          See the section of the Prospectus entitled "The Variable Account and the Funds," incorporated herein by reference. Other than as set forth in that section and in Item 13(a) above, neither Canada Life, CLAFS, nor any of their affiliates will receive any profits or benefits. Canada Life will compensate certain persons, including Canada Life and CLAFS agents, for services in connection with the selling and servicing of the Policies; however, such compensation will be paid from Canada Life's general account.

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                          Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                          Incorporated herein by reference to the section of the Prospectus entitled "The Policy - Applying for a Policy."

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                          Incorporated herein by reference to the sections of the Prospectus entitled "The Policy - Applying for a Policy," "The Policy - Right to Examine Provision," and "The Policy - Payments."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                          Incorporated herein by reference to the sections of the Prospectus entitled "The Variable Account and the Funds."

17.      (a)     Describe the procedure with respect to withdrawal or
                 redemption by security holders.

                          The procedures with respect to withdrawals or redemption of security holders are described in response to Items 10(c), (d), (e) and (i).

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                          Canada Life is required to process all surrender requests as described in response to Item 10(c). The underlying funds in which each subaccount of the Variable Account will invest will redeem shares upon Canada Life's request in accordance with the Investment Company Act of 1940. Redeemed shares of the funds may later be reissued.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

            A Policy, once totally surrendered, may not be resold or reinstated.

18.      (a)     Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                          All income and other distributable funds of the Variable Account are reinvested in the shares of the funds that made the distributions and will be added to the assets of the Variable Account.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                          Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                          The Variable Account holds certain reserves for the life insurance benefits provided by the Policies.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                          No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                          Incorporated herein by reference to the section of the Prospectus entitled "Periodic Reports."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)     Amendments to such indenture or agreement.

                          Not applicable.

         (b)     The extension or termination of such indenture or agreement.

                          Not applicable.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                          Not applicable.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                          The Variable Account has no trustee.

         (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                          Not applicable.

         (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                          Not applicable.

21.      (a)     State the substance of the provisions of any indenture or
                 agreement with respect to loans to security holders.

                          Incorporated herein by reference to the section of the Prospectus entitled "Policy Loans."

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                          See paragraph (a) of this Item.

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregated amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                          Loans are available to Policyowners only in accordance with the loan provisions of the Policy. See paragraph (a) of this Item.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                          There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                          A fidelity bond in the amount of $100 million covering Canada Life's officers and employees, as well as officers and employees of affiliates of Canada Life, has been issued by American Home Insurance Company and Chubb of Canada.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                          There are no further material provisions other than those set forth in response to questions in Section II.


                                      III.

          ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                          Canada Life Insurance Company of America, a stock life insurance company, will be issuing the Policy. Canada Life is located at 6201 Powers Ferry Road, NW, Atlanta, Georgia 30339 and was incorporated under Michigan law on April 12, 1988.

26.      (a)     Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                          Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                          Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

                 Canada Life is admitted to sell life insurance in the District of Columbia and all states except New York and Vermont.
                 Canada Life is principally engaged in issuing and reinsuring annuity and life insurance policies. Canada Life is also the depositor of Canada Life of America Variable Annuity Account 1 and Canada Life of America Variable Annuity Account 2, each a unit investment trust offering variable annuity policies of Canada Life. Canada Life is a wholly-owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since 1889.

Officials and Affiliated Persons of Depositor

28.      (a)     Furnish as at latest practicable date the following
                 information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                 (i)      name and principal business address;

                 (ii) nature of relationship or affiliation with depositor of the trust;

                 (iii)    ownership of all securities of the depositor;

                 (iv) other companies of which each person named above is presently officer, director, or partner.

                          The following table sets forth the name, principal business address and principal occupation during the past five years of each of Canada Life's directors and executive officers.

        NAME                      POSITION WITH CANADA LIFE               PRINCIPAL OCCUPATION DURING
                                                                               PAST 5 YEARS
Ronald E. Beettam(1)       Director, Chairman and President              Vice President of the U.S.
                                                                         Division, The Canada Life
                                                                         Assurance Company
                                                                         (2/98-Present); Vice President
                                                                         of Individual Operations, U.S.
                                                                         Division, The Canada Life
                                                                         Assurance Company (9/97-2/98);
                                                                         Actuarial and Administrative
                                                                         Vice President, Corporate
                                                                         Financial Management, The Canada Life
                                                                         Assurance Company (1/95-9/97)

Kenneth T. Ledwos(1)       Director and Actuary                          Actuarial Vice President, The
                                                                         Canada Life Assurance Company

D. Allen Loney(2)          Director                                      Vice President and Chief
                                                                         Actuary, The Canada Life


--------------------

(1) Principal business address is 6201 Powers Ferry Road, N.W., Atlanta, Georgia 30339.

(2)  Principal business address is 330 University Avenue, Toronto, Ontario M5G
1R8.

       NAME                      POSITION WITH CANADA LIFE                 PRINCIPAL OCCUPATION DURING
                                                                                  PAST 5 YEARS
                                                                         Assurance Company
                                                                         (1998-Present); Vice President
                                                                         of the U.S. Division, The
                                                                         Canada Life Assurance Company
                                                                         (1987-1998)

Henry A. Rachfalowski(2)   Director                                      Investment Vice President, The
                                                                         Canada Life Assurance Company
                                                                         (1996-Present); Vice President
                                                                         Portfolio Investment, Ontario
                                                                         Municipal Employees Retirement
                                                                         Board (1992-1996)

Thomas C. Scott(1)         Director and Financial Vice President         Financial Vice President, The
                                                                         Canada Life Assurance Company
                                                                         (12/97-Present); Executive
                                                                         Vice President and Chief
                                                                         Financial Officer, Washington
                                                                         National Corp. (11/74-12/97)

Stephen H. Zimmerman(3)    Director                                      Partner, Dykema Gossett, PLLC


Amy W. Bard(1)             Administrative Officer                        Director, The Canada Life
                                                                         Assurance Company

Peter D. Cochrane(2)       Administrative Officer                        Assistant Treasurer,
                                                                         Investment Forecasting, The
                                                                         Canada Life

--------------------

(3) Principal business address is Dykema Gossett Law Offices, 800 Michigan National Tower, 124 West Allegan, Lansing, Michigan 48933.

       NAME                      POSITION WITH CANADA LIFE                 PRINCIPAL OCCUPATION DURING
                                                                                  PAST 5 YEARS


                                                                         Assurance Company
                                                                         (1/97 - Present);
                                                                         Executive Assistant,
                                                                         Treasury, The Canada Life
                                                                         Assurance Company (9/86-1/97)

C. Paul English(2)         Assistant Treasurer                           Associate Treasurer, U.S.
                                                                         Private Placements, The Canada
                                                                         Life Assurance Company (2/99 -
                                                                         Present); Sr. Assistant
                                                                         Treasurer, U.S. Portfolio
                                                                         Management, The Canada Life
                                                                         Assurance Company
                                                                         (12/98-2/99); Sr. Assistant
                                                                         Treasurer, U.S. Portfolio
                                                                         Investment Management, The
                                                                         Canada Life Assurance Company
                                                                         (10/95-12/98); Assistant
                                                                         Treasurer, U.S. Portfolio
                                                                         Management, The Canada Life
                                                                         Assurance Company
                                                                         (5/95-10/95); Assistant
                                                                         Treasurer, U.S. Private
                                                                         Placements, The Canada Life
                                                                         Assurance Company (9/94-5/95)

Kenneth J. Fillman(1)      Administrative Officer                        Manager, Variable
                                                                         Products/Investments, The
                                                                         Canada Life Assurance Company
                                                                         (1997-Present); Senior
                                                                         Consultant, The Canada Life
                                                                         Assurance Company (1993-1997)


George N. Isaac(2)         Treasurer                                     Treasurer, The Canada Life
                                                                         Assurance Company

Roy W. Linden(2)           Secretary                                     Vice President, General Counsel
                                                                         and Secretary, The Canada Life
                                                                         Assurance Company (5/95 -
                                                                         President); Legal Vice-President
                                                                         and General Counsel, The Canada
                                                                         Life Assurance Company (5/93 -
                                                                         5/95)

Charles H. MacPhaul(1)     Assistant Secretary                           Senior Counsel, The Canada Life
                                                                         Assurance Company (2/99-Present);
                                                                         Assistant Secretary, The Canada
                                                                         Life Assurance Company
                                                                         (5/98-Present); Counsel, The
                                                                         Canada Life Assurance Company
                                                                         (9/96-5/98); Counsel, ING Life
                                                                         Insurance Company of Georgia
                                                                         (11/85-8/96)

William S. McIlwaine(1)    Group Sales Vice President                    Group Sales Vice President, The
                                                                         Canada Life Assurance Company


Edward P. Ovsenny(2)       Assistant Treasurer                           VICE PRESIDENT, MORTGAGE, THE CANADA
                                                                         LIFE ASSURANCE COMPANY


Kevin A. Phelan(2)         Assistant Treasurer                           Senior Assistant Treasurer, U.S.
                                                                         Private Placements, The Canada
                                                                         Life Assurance Company
                                                                         10/95-Present); Assistant
                                                                         Treasurer, Canadian Securities
                                                                         Credit, The Canada Life Assurance
                                                                         Company (9/94-10/95)
David N. Rattray(2)        Assistant Treasurer                           Associate Treasurer, Canadian
                                                                         Mortgage Investments, The Canada


                                                                          Life Assurance Company

Douglas V. Rough(2)         Assistant Treasurer                           Associate Treasurer, The Canada
                                                                          Life Assurance Company


         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                          See Item 28(a).

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

                 Canada Life is a wholly-owned subsidiary of The Canada Life Assurance Company, a Canadian life insurance company headquartered in Toronto, Ontario, Canada. The Canada Life Assurance Company commenced insurance operations in 1847 and has been actively operating in the United States since 1889.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                 None.

Compensation of Officers and Directors of Depositor

Compensation of Officers

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

         (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                          Not applicable.  No officer, employee, etc.
                          affiliated with the depositor receives additional remuneration for services rendered with respect to Canada Life's Variable Account.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a)     the aggregate direct remuneration to directors;

         (b)     indirectly or through subsidiaries to directors.

                          Not applicable.  See Item 31.

Compensation to Employees

33.      (a)     Furnish the following information with respect to the
                 aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                          Not applicable.  See Item 31.

         (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statement filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                          Not applicable.  See Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                          Not applicable.



                                      IV.

                   DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

                          Securities of Canada Life's Variable Account have not yet been distributed by the principal underwriter or any of its representatives. It is proposed that the Policies will be offered in the District of Columbia and all states except New York and Vermont, as permitted by state insurance law.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

                          Not applicable.

37.      (a)     Furnish the following information with respect to each
                 instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                 (1)      Name of officer, agency or body.

                 (2)      Date of denial.

                 (3)      Brief statement of reason given for revocation.

                          Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                          Not applicable.

38.      (a)     Furnish a general description of the method of distribution of securities of the trust.

                          The Policy will be sold by individuals who are licensed as life insurance agents of Canada Life and who are also registered representatives of broker-dealers having written sales agreements for the Policy with CLAFS, the principal underwriter of the Policy.

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                          See Exhibit A (3)(b), a Form of Distribution
                          Agreement, to be filed by amendment to the Registration Statement on Form S-6.

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                          See Exhibit A (3)(a), a Form of Underwriting
                          Agreement, to be filed by amendment to the Registration Statement on Form S-6.

39.      (a)     State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                          CLAFS acts as the principal underwriter and general distributor of the Policies. CLAFS, a wholly-owned subsidiary of Canada Life and a Georgia corporation organized on January 18, 1988, is registered with the SEC under the Securities Exchange Act of 1934 (1934
                          Act) as a broker/dealer and is a member of the National Association of Securities Dealers, Inc. CLAFS' principal business address is 6201 Powers Ferry Road, NW, Atlanta, Georgia.

         (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                          See Item 39(a).

40.      (a)     Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                          Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                 (1) The nature of such fee or participation.

                 (2) The name of the person making payment.

                 (3) The nature of the services rendered in consideration for such fee or participation.

                 (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                          Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Funds."

41.      (a)     Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                          Upon effectiveness of the registration statements for the Policies, CLAFS will act as principal underwriter of the Policies. CLAFS is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. CLAFS also serves as principal underwriter for Canada Life of America Variable Annuity Account 1, Canada Life of America Variable Annuity Account 2, Canada Life of New York Variable Annuity Account 1, and Canada Life of New York Variable Annuity Account 2, which are all unit investment trusts offering variable annuity policies of either Canada Life or Canada Life Insurance Company of New York, an affiliate of Canada Life.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                          Not applicable.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                          Not applicable. Securities of the Variable Account have not yet been distributed by the principal underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address; (b) position with principal underwriter; (c) ownership of securities of the trust.

                          Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                          Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44.      (a)     Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                 (1) The source of quotations used to determine the value of portfolio securities.

                 (2) Whether opening, closing, bid, asked or any other price is used.

                 (3) Whether price is as of the day of sale or as of any other time.

                 (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                 (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

                 (6) Whether adjustments are made for fractions:

                          (i)     before adding distributor's compensation
                                  (load); and

                          (ii)    after adding distributor's compensation
                                  (load).

                          Incorporated herein by reference to the sections of the Prospectus entitled "The Policy - Policy Value," "The Policy - Sub-Accounts."

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                          Not applicable.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                          Incorporated herein by reference to the Prospectus section entitled "The Policy - Payments."

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

                          Not applicable.

Redemption Valuation of Securities of the Trust

46.      (a)     Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                 (1) The source of quotations used to determine the value of portfolio securities.

                          See Item 44(a).

                 (2) Whether opening, closing, bid, asked or any other price is used.

                          See Item 44(a).

                 (3) Whether price is as of the day of sale or as of any other time.

                          As of the day a request for surrender is received.

                 (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                          See Item 44(a) and 18(c).

                 (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                          See Item 10(c).

                 (6) Whether adjustments are made for fractions.

                          Not applicable.

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

                          Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                     Canada Life will maintain a position in each fund's shares by purchasing such shares at net asset value in connection with the net payments allocated to the Variable Account in accordance with instructions from its Policyowners, and Canada Life will redeem fund's shares at net asset value to meet Policy obligations. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. Canada Life may use the Variable Account to support other variable life insurance policies Canada Life issues.

                                       V.

                INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN


48. Furnish the following information as to each trustee or custodian of the trust:

         (a)     Name and principal business address.

         (b)     Form of organization.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

         (d)     Name of governmental supervising or examining authority.

                          See Item 3 and 25.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                          Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                          Not applicable.


                                      VI.

                      INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES


51. Furnish the following information with respect to insurance of holders of securities:

         (a)     The name and address of the insurance company.

                          The name and address of Canada Life are set forth in
                          Item 2.

         (b)     The types of Policies and whether individual or group
                 Policies.

                          The Policy is an individual flexible premium variable life insurance contract.

         (c)     The types of risks insured and excluded.

                          Canada Life assumes the risk that the deductions made for insurance risks will prove inadequate to cover actual insurance costs. Canada Life also assumes the risk that deductions for expenses may be inadequate to pay for the services and benefits provided under
                          the Policies.   See the sections of the Prospectus
                          entitled "Charges and Deductions" and "The Policy - Death Benefit," incorporated herein by reference.

         (d)      The coverage of the Policies.

                          See Paragraph (c) of this Item. The minimum face amount is stated in the Policy. Life insurance proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

        (e) The Beneficiaries of such Policy and the uses to which the proceeds of Policy must be put.

                          The recipient of the benefits of the insurance undertakings described in Items 10(i) and 51(c) is either the Policyowner or the Beneficiary specified in the Policy. There are no restrictions on the use of the proceeds other than those established by the Policyowner.

         (f)     The terms and manners of cancellation and of reinstatement.

                          The insurance undertakings described in Item 51(c) are an integral part of the Policy and may not be terminated while the Policy remains in effect.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                          See Item 13(a) for the amount of charges imposed. See Items 10(c), 10(d), 10(i) and 44(c) for the manner in which the premium is determined.

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                          Not applicable.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                          No person other than Canada Life receives any part of the amounts deducted for assumption of mortality and expense risks.

         (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                          None.

                                      VII.

                             CONTRACT OF REGISTRANT


52.      (a)     Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                          See Items 10(g) and 10(h) regarding Canada Life's right to substitute any other investment for shares of any portfolio of the underlying funds.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                          Not applicable.

         (c) Describe the Policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                 (1) the grounds for elimination and substitution;

                 (2) the type of securities which may be substituted;

                 (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Policy of concentration of investment in a particular industry or group of industries;

                 (4) whether such substituted securities may be the securities of another investment company; and

                 (5) the substance of the provisions of any indenture or
                     agreement which authorize or restrict the Policy of the registrant in this regard.

                          See Items 10(g) and 10(h).

         (d) Furnish a description of any Contract (exclusive of Policy covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental contract and which is elected to be treated as such.

                          None.

Regulated Investment Company

53.      (a)     State the taxable status of the trust.

                          Incorporated herein by reference to the section of the Prospectus entitled "Federal Tax Status."

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                          Not applicable.  See Item 53(a).



                                     VIII.

                     FINANCIAL AND STATISTICAL INFORMATION


54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                          Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                          Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                          Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                          Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                          Not applicable.

59.      Financial Statements:

         Financial Statements of the Trust

                     The trust has not yet commenced operations and, therefore, financial statements are not available at this time.

         Financial Statements of the Depositor

                     The financial statements of Canada Life will be provided in a Pre-Effective Amendment to the Registration Statement on Form S-6.



                                      IX.

                                    EXHIBITS

         A. Furnish the most recent form of the following as amended to date and currently in effect:

         (1) The indenture or agreement under the terms of which the Trust was organized or issued securities.*





-------------------------

* To be filed as an exhibit to the Pre-Effective Amendment to Registrant's registration statement for the Policies on Form S-6.

         (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).**

         (3)     Distributing policies:

                 (a) Agreements between the Trust and principal underwriter or between the depositor and principal underwriter.*

                 (b) Specimen of typical agreements between principal
                     underwriter and dealers, managers, sales supervisors and salesmen.***

                 (c) Schedules of sales commissions.*

         (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the Trust or its securities.***

         (5)     The form of each type of security.*

         (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.*

         (7) Any insurance policy between the Trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.**

         (8) Any agreement between the Trust or the depositor concerning the Trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.*

         (9) All other material policies not entered into in the ordinary course of business of the Trust or of the depositor concerning the Trust.***

         (10)    Form of application for a periodic payment plan certificate.*

B.       Furnish copies of each of the following:




----------------------------

**   Not applicable.

*** If applicable, will be filed as an exhibit to the Pre-Effective Amendment to Registrant's registration statement for the Policies on Form S-6.

         (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                     Not applicable.

         (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                     Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the Trust, distributed securities of the Trust during the last fiscal year covered by the financial statements filed herewith.

                     Not applicable.

SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Atlanta and the State of Georgia on the 29th day of October, 1999.


[Seal]


                                  CANADA LIFE OF AMERICA VARIABLE LIFE ACCOUNT 1
                                  ----------------------------------------------
                                                   (Name of Registrant)



                                  By:   CANADA LIFE INSURANCE COMPANY OF AMERICA
                                        ----------------------------------------
                                                       (Name of Depositor)



                                  By:   /s/ RON BEETTAM
                                        ----------------------------------------


                                  Typed Name:  R.E. Beettam
                                               President




Attest:  /s/ REBECCA SAFERSTEIN
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Typed Name:  Rebecca Saferstein
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Title: Regulatory Filings Specialist